Filed Pursuant To Rule 433

Registration No. 333-180974

May 1, 2014

SPDR® ETFs Capital Markets Update

SPDR Gold Shares: A leading Institutional Vehicle for Gold Exposure

Launched in 2004, SPDR Gold Shares (GLD) was the first US-domiciled gold bullion-backed exchange traded fund (ETF). While other products have come to market, GLD remains the clear choice* for large institutional investors who understand that when choosing a gold ETF, there are many factors to consider.

LIQUIDITY

One key factor to consider for institutional investors is the size of the market in which the security is traded because volume is a key determinant of cost. GLD is the most traded gold ETF in the US, with a 12-month average daily notional trading volume 19 times higher than its closest competitor (Figure 1).

Liquidity can be a source of cost advantage for large institutional investors because higher liquidity means tighter bid/ask spreads, which translates into lower trading costs for investors. Whether opening or closing a position, rebalancing, or tactically over/under weighting, trading GLD is a leading choice. However, there can be no assurance that a liquid market will be maintained for ETF shares.

12-MONTH AVERAGE DAILY NOTIONAL TRADING VOLUME

GLD	IAU
$1,312,744,668	$67,612,543

Source: ArcaVision, SSgA as of 3/31/2014.

BID/ASK SPREAD COMPARISON

	GLD	IAU
Share Price	$123.62	$12.45
Bid/Ask Spread ($)	0.01	0.01
Bid/Ask Spread (bps)	0.81	8.03

Source: ArcaVision, SSgA, as of 3/31/2014. Share price and bid/ask spreads are the average of the month of 3/31/2014.

Past performance is not a guarantee of future results.

OPTIONS LIQUIDITY

Trading GLD options is less expensive for the same reasons as trading GLD shares. GLD’s options market is 469 times larger than its closest competitor, meaning tighter spreads and lower trading costs on GLD options.

12-MONTH AVERAGE DAILY NOTIONAL OPTIONS TRADING VOLUME

GLD	IAU
$31,549,433,540	$67,201,248

Source: Bloomberg, SSgA, as of 3/31/2014.

TRADING COMPARISON

GLD’s share price is also a factor in GLD’s advantage for institutional investors. Compare a hypothetical $1 million dollar investment in GLD versus IAU. The same investment buys 8,089 shares of GLD, compared to 80,321 shares of IAU, meaning investors would need to buy roughly 10 times as many shares of IAU for similar gold exposure, which could lead to much higher commission costs when paying fees on a per share basis.

GOLD EXPOSURE COMPARISON

	GLD	IAU
Investment	$1,000,000	$1,000,000
Share Price	$123.62	$12.45
Shares Purchased	8,089	80,321

Source: Bloomberg, SSgA, as of 3/31/2014.

Past performance is not a guarantee of future results.

SECURITIES LENDING REVENUE

Securities lending revenue can potentially offset costs for institutional investors. The average amount on loan of GLD shares in December 2013 was $1,166 million, compared to $95 million for IAU. It is important to note that the gold bullion backing GLD’s shares is never traded, leased or loaned.

SECURITIES LENDING

REVENUE COMPARISON

	GLD	IAU
Average Total Balance ($m)	1,166	95.9
Average Utilization Rate (%)	55.5	4.9
Average Security Lending Fee (bps)	23.2	7.6

Source: Markit, SSgA, as of 3/31/2014.

spdrgoldshares.com

ETF RESOURCES AT STATE STREET GLOBAL ADVISORS

ABOUT SPDR® ETFS & SPDRS.COM

SPDR ETFs are a comprehensive fund family of over 100 international and domestic ETFs. Offered by State Street Global Advisors, SPDR ETFs provide investors with the flexibility to select investments that are precisely aligned to their investment strategy. Recognized as the industry pioneer, State Street Global Advisors created the first ETF in 1993 (SPDR S&P 500®—Ticker SPY). Since then, we’ve sustained our place as an industry innovator through the introduction of many ground-breaking products, including first-to-market launches with gold, international real estate, international fixed income and sector ETFs.

SPDRS.COM

For rich ETF content, tools and comprehensive information on our ETFs, visit us at spdrs.com. While you’re there, don’t forget to check out our portfolio tools:

•	PORTFOLIO ANALYZER - a web-based portfolio analysis and proposal tool for quick portfolio evaluation and assessment.

•	PORTFOLIO CONSTRUCTOR - a comprehensive web-based portfolio design and proposal tool that enables you to model, analyze and construct portfolios utilizing a variety of investment products and investor profiles.

•	CORRELATION TRACKER - allows you to run correlations among ETFs, mutual funds, individual stocks and even portfolios using total returns.

•	ETF SCREENER - a comprehensive search and filter system covering all US listed exchange traded products.

SALES AND MARKETING

For more information about our ETFs or how to invest, please call 866.787.2257.

SPDR ETF SALES STRATEGY GROUP

The SPDR ETF Sales Strategy Group is responsible for the development of world class investment content and client-focused consulting services for the ETF marketplace. Leveraging SSgA’s global investment expertise across asset classes, the group works to develop and implement investment themes and product ideas while also providing investment professionals with the insights, tools and overall support services required in the ever-changing global investment landscape. To contact SPDR ETF Sales Strategy, email ETFSalesStrategy@ssga.com.

SPDR CAPITAL MARKETS GROUP

The globally integrated SPDR Capital Markets Group delivers investment management expertise, detailed product analysis, and ETF trade implementation to investors, with the goal of educating clients on the structure and application of SPDR ETFs. Leveraging SSgA’s global investment presence, the group provides industry insight, thematic market trends, and world class support to institutional investment management firms and primary and secondary market participants. To contact SPDR Global Capital Markets Group, email ETF_Global_Capital_Markets@ssga.com.

BLOOMBERG PAGE

Enter SPDR to find us on Bloomberg.

SPDR UNIVERSITY (SPDRU.COM)

Brought to you by State Street Global Advisors’ family of SPDR ETFs, SPDR University (SPDR U) is an online education source built exclusively for investment professionals to meet the growing demand for quick access to high-quality educational content. With tools and information you can put into practice, SPDR U offers a variety of topics, including: ETF education; portfolio strategies; up-to-date market analysis; actionable investment ideas; and best practices for managing your business. Learn more and go to spdru.com today.

STATE STREET GLOBAL MARKETS, LLC

State Street Financial Center

One Lincoln Street

Boston, MA 02111

866.320.4053

spdrgoldshares.com

*	Based on institutional holdings as reported by 13F filings, 112 institutional holders of GLD vs 25 in IAU as of 3/31/2014.

FOR INVESTMENT PROFESSIONAL USE ONLY. NOT FOR PUBLIC USE.

IMPORTANT RISK INFORMATION

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.

While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress.

Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

The funds presented herein have different investment objectives, costs and expenses. Each fund is managed by a different investment firm, and the performance of each fund will necessarily depend on the ability of their respective managers to select portfolio investments. These differences, among others, may result in significant disparity in the funds’ portfolio assets and performance. For further information on the funds, please review their respective prospectuses.

Securities lending programs and the subsequent reinvestment of the posted collateral are subject to a number of risks, including the risk that the value of the investments held in the collateral may decline in value and may at any point be worth less than the original cost of that investment.

Investing in commodities entail significant risk and is not appropriate for all investors.

Important Information Relating to SPDR Gold Trust:

The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.

GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. STANDARD & POOR’S, S&P and S&P 500 are registered trademarks of Standard & Poor’s Financial Services LLC. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus.

Distributor: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. ALPS Distributors, Inc., a registered broker-dealer, is distributor for SPDR S&P 500, SPDR S&P MidCap 400 and SPDR Dow Jones Industrial Average, and all unit investment trusts.

For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 — 866.320.4053 — spdrgoldshares.com
© 2014 State Street Corporation. All Rights Reserved. ID1085-IBG-11175 Exp. Date: 7/20/2014 IBG.GLDTIV.0414

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SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.